[Letterhead of Sutherland Asbill & Brennan LLP]

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sablaw.com

May 13, 2010

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation
Post-Effective Amendment No. 4 to Registration Statement on Form N-2 filed on April 16, 2010
File No: 333-149374 and 814-00757

Dear Mr. O’Connor:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company by telephone on May 6, 2010 regarding Post-Effective Amendment No. 4 (“Post-Effective Amendment No. 4”) to the Company’s Registration Statement on Form N-2 (File No. 333-149374) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Fees and Expenses, pages 18-19

1. We refer to footnote (5) to the Fees and Expenses Table. Please revise to include an estimate of the capital gains incentive fees that the Company will pay over the following twelve months.

Response: We have revised the Fees and Expenses Table and footnote (5) to the Fees and Expenses Table to include an estimate of the capital gains incentive fees that will be payable to FB Income Advisor, LLC (“FB Advisor”), the Company’s investment adviser, during the following twelve months.

James E. O’Connor

Division of Investment Management

2. We refer to footnote (8) to the Fees and Expenses Table. Please confirm that the Company does not intend to pay any acquired fund fees and expenses over the following twelve months, including fees paid in connection with money market investments.

Response: The Company has invested and continues to invest its cash in a money market deposit account that is not an investment company as defined by the Investment Company Act of 1940 (the “1940 Act”) or that would otherwise be an investment company but for the exceptions found in sections 3(c)(1) and 3(c)(7) of the 1940 Act. In addition, the Company has no current intention to invest in the securities of an investment company or an entity that would otherwise be an investment company but for the exceptions found in sections 3(c)(1) and 3(c)(7) of the 1940 Act. As a result, the Company is assuming that no “Acquired Fund Fees and Expenses” will be paid during the following twelve months.

3. We refer to footnote (6) to the revised fee table submitted supplementally to the Staff where you indicate that you have assumed borrowings of $140 million or 72.6% of assumed average net assets over the next twelve months. Please tell us how you intend to comply with the asset coverage requirements as they relate to business development companies.

Response: The Company will continue to monitor its compliance with the asset coverage requirements as they relate to business development companies. The aggregate amount that may be available to the Company under its credit agreement with Deutsche Bank is $140 million. As of March 31, 2010, the Company had net assets of approximately $135 million and had drawn approximately $4 million from the credit facility with Deutsche Bank. The Company will only take additional draws from the credit facility to the extent it is able to in order to be compliant with the asset coverage requirements. Footnote (6) to the Fees and Expenses Table assumes that the Company will draw the full amount available under the credit facility and compares this amount against the average net assets assuming that the Company raises an additional $115 million over the next twelve months. The calculation was designed to present a conservative view on the fees and expenses it will pay assuming the full amount available is drawn from the credit facility; however, the Company is aware of and will comply with the asset coverage requirements and will only draw down such amounts as to ensure that its asset coverage is at least 200%.

Financial Statements

4. We refer to the “Statement of Changes in Net Assets” on page F-6 of your financial statements where you show offering costs in the amount of $8,574,000. Please tell us what is included in this figure. For example, does this amount include sales load? If so, please tell us your basis for recording sales load as part of offering costs.

Response: The line item “Offering Costs” on page F-6 of the Company’s audited Financial Statements includes selling commissions and dealer manager fees (which, together, constitute the sales load), legal expenses, printing costs and due diligence expenses related to the

James E. O’Connor

Division of Investment Management

Company’s continuous public offering of shares of common stock. In connection with this determination, the Company relied on Staff Accounting Bulletin Topic 5A, which states that specific incremental costs directly attributable to an offering of equity securities may be charged against the gross proceeds of the offering, except that management salaries and other general and administrative expenses may not be allocated as costs of the offering. The Company considered the payment of the selling commissions and dealer manager fees to be costs directly attributable to the offering of securities since they are paid by the Company to the dealer manager as shares of common stock are sold to the public. The Company considered selling commissions and dealer manager fees to be offering costs and includes such costs as a reduction of the gross proceeds raised by the Company, which are included in stockholders’ equity.

Notwithstanding the foregoing, pursuant to the call on May 13, 2010 with the Staff relating to the applicability of Section 12.28 of the AICPA Audit and Accounting Guide for Investment Companies, the Company will prospectively adjust its financial statement presentation to show proceeds received from the continuous offering on a net basis, subtracting out selling commissions and dealer manager fees. As discussed in the call, the Company will revise the “Statements of Changes in Net Assets” beginning with its Quarterly Report on Form 10-Q for the period ended March 31, 2010 and in subsequent periodic reports filed with the Commission.

5. We refer to Note 4 of the “Notes to Financial Statements” where you discuss the reimbursements due to FB Advisor. Please tell us what portion of reimbursements due to FB Advisor relating to offering and organization costs remained outstanding after December 31, 2009, and whether such amounts have been repaid. We note that when the Company met the minimum offering requirement, FB Advisor became entitled to receive 1.5% of gross proceeds raised until all offering costs and organization costs and any future offering or organization costs incurred have been recovered. In addition, please tell us whether the Company accrued for such costs once the Company met the minimum offering requirement and, if so, where this is recorded in the Company’s financial statements.

Response: As noted in your comment, under the terms of the Company’s investment advisory and administrative services agreement, FB Advisor is entitled to receive 1.5% of gross proceeds raised until all offering costs and organization costs incurred and any future offering or organization costs funded by FB Advisor have been recovered. From inception through March 31, 2010, FB Advisor funded total costs of $2,793,000, of which $2,135,000 and $658,000 were for offering costs and organization costs respectively. The minimum reimbursement to FB Advisor for such fees was 125,000, which was paid on January 7, 2009. Including the $125,000 paid in January 2009, the Company paid reimbursements of approximately $1,418,000 to FB Advisor during the year ended December 31, 2009. For the three months ended March 31, 2010, the Company paid an additional $668,000, which will be reflected in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010. A total of $707,000 remains unpaid as of March 31, 2010. During April 2010, the Company paid additional reimbursements totaling $433,000.

James E. O’Connor

Division of Investment Management

Offering and organizational costs paid by FB Advisor were accrued as either a component of the Company’s stockholders’ equity in the case of offering costs or as an expense of the Company in the case of organizational costs as these costs were incurred. Since these offering and organization costs were funded by FB Advisor, such fundings or reimbursements were contemporaneously recorded as a contribution to capital as reflected in the “Statements of Changes in Net Assets.” Reimbursements paid by the Company to FB Advisor are, therefore, considered to be a reduction in capital. The Company has no obligation to accrue the amounts contingently due to FB Advisor until such time as capital is raised by the Company. At the time in which capital is raised by the Company (currently on a semi-monthly basis) the Company records an accrual of 1.5% of the gross proceeds raised until all amounts contingently due have been repaid. In practice, the company satisfies any liabilities arising from this arrangement within a few business days of the accrual of such liabilities.

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If you have any questions or additional comments concerning the foregoing, please contact Steve Boehm at (202) 383-0176 or Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Mr. Michael C. Forman
Cynthia M. Krus, Esq.